Issuer Free Writing Prospectus, dated June 30, 2021
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated May 13, 2021
Registration Statement No. 333-256055

Final Term Sheet

1.350% Senior Notes due 2027

This term sheet relates only to the securities described below and should be read together with Healthpeak Properties, Inc.’s preliminary prospectus supplement dated June 30, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 13, 2021, and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	Healthpeak Properties, Inc.

Trade Date:	June 30, 2021

Settlement Date:	July 12, 2021 (T+7)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa1(Stable)/BBB+(Stable)/BBB+(Stable)

Securities Offered:	1.350% Senior Notes due 2027

Aggregate Principal Amount Offered:	$450,000,000

Maturity Date:	February 1, 2027

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2022 (long first coupon)

Benchmark Treasury:	0.875% due June 30, 2026

Benchmark Treasury Price/Yield:	100-00 ¼ / 0.873%

Spread to Benchmark Treasury:	+50 basis points

Yield to Maturity:	1.373%

Coupon:	1.350% per year

Price to Public:	99.877% of the principal amount, plus accrued interest, if any

*A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provisions:
Make-Whole Call:	Prior to January 1, 2027 (the “Par Call Date”), +10 basis points
Par Call:	On and after the Par Call Date, at par

CUSIP / ISIN:	42250P AC7 / US42250PAC77

Total Net Proceeds:	Approximately $446,746,500, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Use of Proceeds:

Promptly following the issuance of the notes, the Issuer intends to fully allocate an amount equal to the net proceeds from the sale of the notes to its previous acquisition, completed December 2020, of Cambridge Discovery Park in the West Cambridge submarket of Boston, Massachusetts, which has received LEED Gold certification and qualifies as an Eligible Green Project (as defined in the Preliminary Prospectus Supplement). However, the Issuer may choose to allocate or re-allocate net proceeds from this offering to finance or refinance, in whole or in part, one or more other Eligible Green Projects. Pending the allocation or re-allocation referenced above, as the case may be, the Issuer intends to use the net proceeds from the offering for the repayment of debt, including outstanding borrowings under its revolving line of credit facility, its term loan facility and/or any outstanding commercial paper.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
PNC Capital Markets LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Senior Co-Managers	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
KeyBanc Capital Markets Inc.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Credit Agricole Securities (USA) Inc. toll free at 1-866-807-6030 or J.P. Morgan Securities LLC collect at 1-212-834-4533.